EXHIBIT 12(b)

Ratio of Earnings to Fixed Charges

Union Pacific Corporation and Subsidiary Companies

(Unaudited)

	Six Months Ended June 30,
Millions of Dollars, Except Ratios	2004	2003
Earnings:
Income from continuing operations	$323	$423
Equity earnings net of distributions	(26)	38

Total earnings	297	461

Income taxes	121	246

Fixed charges:
Interest expense including amortization of debt discount	265	300
Portion of rentals representing an interest factor	94	78

Total fixed charges	359	378

Earnings available for fixed charges	$777	$1,085

Ratio of earnings to fixed charges	2.2	2.9

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